Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           Not Applicable

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Martin Kauer

	Name:	Martin Kauer
	Title:	CEO

By:	/s/ Christian Felderer

	Name:	Christian Felderer
	Title:	Group General Counsel

Date: May 28, 2003

                        SWX Swiss Exchange
                        E-PUB-MAP
                        Frau Claudia Pfund
                        Postfach
                        8021 Zürich

Your reference

Our reference

                        Date 28.05.2003

Disclosure of the resolutions taken in the Annual General Meeting, at the Theater Casino Zug, Artherstrasse 2-4, CH-6300 Zug, dated May 27, 2003

Issuer:	Converium Holding Ltd
Sec. ID no.:	1'299'771
ISIN:	CH0012997711

In accordance with art. 8 of Converium Holding Ltd’s Articles of Incorporation and with para. 3.03 (resolutions taken in the Annual General Meeting) of the checklist published as enclosure 1 of the “Reports required in order to maintain a listing” (Art. 64 – 75 KR), we herewith inform you about the resolutions, which were taken in Converium Holding Ltd’s Annual General Meeting of Tuesday, May 27, 2003.

All resolutions were taken on the basis of open votes (offene Abstimmung durch Handmehr).

1.	Approval of the Annual Report, the Annual Financial Statements and the Consolidated Annual Financial Statements (Consolidated Statements) for 2002; acknowledgement of the reports of the auditors and the Group auditors

The reports of the auditors and the Groupo auditors were acknowledged. The Annual Report, the Annual Financial Statements and the Consolidated Financial Statements for 2002 were approved with great majority.

2.	Appropriation of result

The proposal of the Board of Directors to carry forward the balance sheet profit of CHF 1’135’177 to new account was approved with great majority. Furthermore, the general meeting approved the payment of a gross dividend of CHF 1.- per ordinary share with effect from June 2, 2003.

3.	Discharge of the members of the Board of Directors and the management from responsibility

All members of the Board of Directors and of the management were discharged with great majority, from responsibility for their conduct of their business in the financial year 2003.

4.	Re-election of Board members

Georg F. Mehl, Prof. Dr. Anton K. Schnyder and Prof. George G.C. Parker were re-elected, with great majority, for a further period of three years.

5.	Election of the auditors and the Group auditors

PricewaterhouseCoopers Ltd was re-elected with great majority as auditors and Group auditors for a further period of one year.

Best regards
Converium Holding Ltd

_______________________	_______________________
Barbara Barta	Livia Gassner
Legal Counsel	Legal Counsel

                        SWX Swiss Exchange
                        E-PUB-MAP
                        Frau Claudia Pfund
                        Postfach
                        8021 Zürich

Your reference

Our reference

                        Date 28.05.2003

Disclosure regarding payment of dividends

Issuer:	Converium Holding Ltd
Sec. ID no.:	1'299'771
ISIN:	CH0012997711

In accordance with art. 7 lit. c of Converium Holding Ltd’s Articles of Incorporation and with para. 4.02 (payment of dividends) of the checklist published as enclosure 1 of the “Reports required in order to maintain a listing” (Art. 64 – 75 KR), we herewith inform you about the following details:

Security category: Registered shares

Security number: 1’299’771

Amount per equity security: gross CHF 1.-; net CHF 0.65 (free of other charges)

Payment date: June 2, 2003

Payment agents: Any Swiss branches of Credit Suisse First Boston and Credit Suisse.

Best regards
Converium Holding Ltd

_______________________	_______________________
Barbara Barta	Livia Gassner
Legal Counsel	Legal Counsel